U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Stone Harbor Investment Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

31 West 52nd Street, 16th Floor
New York, NY 10019

Telephone Number (including area code): (212) 548-1022

Name and address of agent for service of process:

Adam J. Shapiro, Esq.
c/o Stone Harbor Investment Partners LP
31 West 52nd Street, 16th Floor
New York, NY 10019

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

A copy of the Agreement and Declaration of Trust of Stone Harbor Investment Funds (the “Trust”), together with all amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf of the City of New York and State of New York on the 16th day of March, 2007.

Signature:
[SEAL]
Stone Harbor Investment Funds
By: /s/ Adam J. Shapiro
Adam J. Shapiro President and Sole Trustee

Attest:
By: /s/ James J. Dooley
James J. Dooley Chief Financial Officer